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Ex12

                                  IDACORP, Inc.
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges


                                                                                                    Twelve Months
                                            Twelve Months Ended December 31,                            Ended
                                                 (Thousands of Dollars)                              September 30,
                                         1994         1995         1996         1997         1998        1999
Earnings, as defined:
  Income before  income taxes        $ 101,775    $ 127,342   $  135,247   $  133,570    $ 133,806   $ 138,927
  Adjust for distributed income of
  equity investees                         326       (2,058)      (1,413)      (3,943)      (4,697)     (3,431)
  Equity in loss of equity method            0            0            0            0          458         289
  investments
  Minority interest in losses of
  majority owned subsidiaries                0            0            0            0         (125)        (62)
  Fixed charges, as below               66,324       70,215       70,418       69,634       69,923      71,463

     Total earnings, as defined      $ 168,425    $ 195,499   $  204,252   $  199,261    $ 199,365   $ 207,186

Fixed charges, as defined:
  Interest charges                   $  54,433    $  56,456   $   57,348   $   60,761    $  60,677   $  62,105
  Preferred stock dividends of
  subsidiaries-
     gross up-Idacorp rate              11,097       12,834       12,079        7,891        8,445       8,401
  Rental interest factor                   794          925          991          982          801         957

     Total fixed charges, as defined $  66,324    $  70,215   $   70,418   $   69,634    $  69,923   $  71,463

Ratio of earnings to fixed charges        2.54x        2.78x        2.90x        2.86x        2.85x       2.90x

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